                                                                      EXHIBIT 16

{KPMG Letterhead}

December 20, 2001


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for SWS Group, Inc. (formerly Southwest Securities Group, Inc.) and, under the date of August 21, 2001, we reported on the consolidated financial statements of Southwest Securities Group, Inc. and subsidiaries as of and for the years ended June 29, 2001 and June 30, 2000. On December 14, 2001, our appointment as principal accountants was terminated. We have read SWS Group, Inc.'s statements included under Item 4 of its Form 8-K dated December 20, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with SWS Group, Inc.'s statement that the change was approved by the Audit Committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP

KPMG LLP
Dallas, Texas